Exhibit 107

The prospectus supplement to which this exhibit is attached is the final prospectus for the related offering. The maximum aggregate offering price for the securities to which such prospectus supplement relates that are being offered by Diversified Energy Company PLC is $90,342,382 (calculated for purposes hereof based on the public offering price and number of shares offered pursuant to this prospectus supplement).